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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2006

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)


                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                            Form 20-F X     Form 40-F
                                     ---              ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes             No  X
                                ---            ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes             No   X
                                ---             ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the
       information      to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                            Yes             No  X
                                ---            ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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[ENDESA LOGO]                                                 Investor Relations



             RAFAEL MIRANDA UNDERSCORES THE COMPANY'S COMMITMENT TO
                PRESERVING SHAREHOLDERS' DECISION-MAKING ABILITY

o In a speech given in Barcelona as guest speaker at the ESADE business school, the CEO of ENDESA stated that although the E.On bid is objectively better for shareholders than Gas Natural's, neither reflects the Company's true value.

o Rafael Miranda assured that ENDESA's standalone business project would create more value for shareholders

o In his speech, he highlighted ENDESA's excellent 2005 results, with record profits, and the bright outlook for 2006, as well as the Company's ability to beat the targets presented to the market in October 2005 and pay shareholders over Euro 7 billion in dividends in the next five years.

o This generous shareholder remuneration policy is predicated on the Company's continuing a business project that guarantees a more competitive and profitable company and stronger leadership than the project put forward by Gas Natural with its takeover bid, which would significantly weaken ENDESA's position.

o The CEO stated that over meaningful periods of time, ENDESA has generated much higher shareholder returns than Gas Natural.

New York, April 3rd, 2006.- Last Thursday (March 30th, 2006) in Barcelona, ENDESA CEO Rafael Miranda underscored that the Company's number one priority is to protect and facilitate its shareholders' decision-making.

Mr. Miranda insisted that ENDESA's standalone business project is the option that will create most value for shareholders over both the short and long term. He said that not only does the Gas Natural bid not add anything of significance to ENDESA's current position, but that it actually destroys value and that the E.On bid, while certainly better from an economic standpoint, does not reflect the Company's true value.

ENDESA's CEO made these statements while speaking at a session organized in Barcelona by the ESADE business school's alumni association.

Mr. Miranda highlighted ENDESA's excellent 2005 results and strong performance in 2006, providing the Company with the confidence that it is not only in a position to meet, but even beat, the strategic targets presented to the market in October 2005.

These targets, which include annual net profit growth in excess of 12%, EBITDA growth of 10-11% and the distribution of over Euro 7 billion in dividends in five years are clearly designed to maximise shareholder returns and guarantee consistent value creation on the basis of the Company's current business project.

EBITDA grew Euro 1.468 billion in 2005, as much as Gas Natural's total EBITDA last year.

The European context

In his speech titled "Endesa: major proyecto, mas valor" (Endesa: stronger business, greater value), Rafael Miranda reviewed the bids by Gas Natural and E.On against the backdrop of the current European Community energy market, contributing his experience and vision as President of Eurelectric, the European association of electric utilities.

He recalled that the fulfilment of EU economic growth, energy intensity and environmental efficiency targets for 2030 required hefty investment in electricity facilities, particularly in generation and interconnection, estimated at Euro 1 trillion between 2000-2030. All this in the face of soaring raw material prices and the cost of CO2 emission rights -currently Euro 27 per tonne- and against the backdrop of promoting and creating regional markets that will subsequently merge into a single European market.

He warned that suitable, predictable and transparent regulation is required to achieve these goals. In the words of the International Energy Agency, "regulators need to create stable, transparent and predictable conditions to permit deregulated market agents to assess risk".

In this context, the energy issues facing Spain are very similar in nature: sharp increases in fuel prices and the high cost of CO2 emission rights that are not reflected in Spain's electricity tariffs, among the lowest in Europe; limited capacity to import due to the lack of interconnections, representing just 4% of installed capacity compared to the 10% target set by the European Council; and the local phenomenon of frequent periods of low rainfall, which lead to higher generation costs and lower reserve margins.

As for Spain's regulatory framework, currently provisional, he assured that ENDESA is always willing to collaborate with regulatory authorities and bodies to help draw up suitable proposals, as it has done in the past and will continue to do in the future.

The Gas Natural bid: an initiative that weakens ENDESA's position in the industry

Mr Miranda assessed the bids for ENDESA with respect to their impact on the Company's positioning, emphasizing the bidders' proposed business projects.

He rejected the economic terms of Gas Natural's bid, both the actual bid price -currently scarcely above Euro 21- and the payment method, which consists of paying two-thirds with Gas Natural shares. He emphasised that the consideration was substantially less than the value attached to ENDESA by applying generally accepted valuation criteria. Since this is a takeover bid that, if successful, would mean a change of control in ENDESA, shareholders should receive a control premium on the value of their shares, as is common practice in this type of transaction. However, Gas Natural's bid does not include any control premium whatsoever.

Mr. Miranda also pointed out that Gas Natural's offer was well below ENDESA's market price, currently around Euro 26.5 per share, and that E.On's, of Euro
27.5 per share, entailed full payment in cash.

Apart from the specific economic offer put forward by Gas Natural, which was widely rejected and the market itself more than priced in, ENDESA's CEO said the defence of shareholders' interests required the Company to keep the related business project very much in mind, since what shareholders were being offered is a payment based mainly on the delivery of Gas Natural shares, whose current price overstates the Company's weak medium- and long-term business prospects.

He provided assurance in this respect that the gas company's project for the merged company would represent a significant loss of competitiveness and value creation. Gas Natural has argued that its aim was to create a global energy leader. However, this leader already exists...and it is ENDESA. Our EV is worth quadruple Gas Natural's, and with four times higher EBITDA. Gas Natural would barely contribute any additional size since EV would only grow by 9% and forecast EBITDA for 2005 by only 2%; and this at a cost of losing 21% of installed capacity and 25% of our gas customers following the asset disposals Gas Natural would have to carry out.

Furthermore, the merged company would be much less competitive in electricity and not be in a more advantageous position in gas.

In relation to the first question, Mr. Miranda emphasised that as a consequence of the disposals, the resulting company would: 1) lose its position as Spain's leading electric utility to its main competitor; 2) generate considerable regulatory risk; 3) lose the balance ENDESA currently enjoys between generation and supply and which constitutes one of its main competitive advantages; 4) have a much worse production mix than ENDESA currently has, since it would be more dependent on gas, a fuel whose supply is more insecure and whose price is more volatile than coal; and 5) also be under worse conditions to favourably manage the price performance of CO2 emission rights.

He added that according to Gas Natural's project the disposals would be carried out as a consequence of a prior agreement reached with Iberdrola, which could constitute collusion and which does not maximise the value of the assets that would be sold as it does not entail a competitive auction process, thereby seriously harming the interests of ENDESA shareholders.

As for the position in the gas sector, he reminded that Gas Natural was basically a distributor, whose business was facing some unfavourable prospects given that Spanish gas tariffs -the highest in Europe- can only go down and is vulnerable to high regulatory risk. It is also Europe's only gas company that does not have its own reserves. It would not diversify ENDESA's contracts, enhance its bargaining strength in gas procurement or its future contracting ability.

In short, Gas Natural would not add value to ENDESA's gas business, but would give rise to a company with a business that is in decline and subject to high regulatory risk.

Loss of international presence

Rafael Miranda especially emphasised the effects the Gas Natural takeover bid would have on ENDESA's presence in Europe.

He pointed out that ENDESA was currently a benchmark in the EU, with a consolidated business and a bright future, as underscored by its ongoing projects in the gas industry in Italy, in renewable energies in France and in generation in Poland. Were Gas Natural's takeover to go through, the resulting company would lose 58% of its installed power in Europe, completely disappear from France and give up a business that contributed Euro 425 million of profits to ENDESA shareholders in 2005. As for Latin America, Gas Natural's token presence there, the scant geographical overlap between the two companies and virtually no chance of extracting synergies would render the gas company's contribution irrelevant.

In his speech, the CEO recognised that the economic terms of E.On's bid were objectively more favourable than those of Gas Natural, since they offer shareholders Euro 27.5 per share in cash, enabling shareholders to accurately assess the price offered and, consequently, helping them make a decision.

He also reminded that E.On, unlike Gas Natural, would completely maintain ENDESA's business project without any asset disposals. He also pledged to keep the company listed on Madrid and New York stock exchanges, which also safeguards shareholders.

That said, he reiterated, in line with the preliminary evaluation made in this regard by ENDESA's Board of Directors, that the offer does not adequately reflect the Company's real value. In any case, he repeated that one of the Company's top priorities was to safeguard shareholders' decision-making ability.

ENDESA: stronger business, greater value

ENDESA is currently a global leader. It is the leading Spanish electric utility, ranks second in Italy, third in France and first in Latin America, with a market cap of approximately Euro 29 billion. Mr. Miranda reminded that net profit in 2005 reached a new all-time high for the Company of Euro 3.18 billion. Even stripping out the capital gains generated by the disposal on non-core assets, recurring profit would have been Euro 1.841 billion, a like-for-like increase of 60% from 2004, and would still imply a new record for the Company.

All the company's electricity  businesses recorded growth in net profit: of Euro
1.36 billion or 54% in Spain and Portugal, of Euro 425 million or 151.5% in Europe and of Euro 262 million or 106.3% in Latin America.

Meanwhile, these three businesses made a balanced contribution to the Company's main financial indicators. EBITDA for the entire electricity business in 2005 was Euro 6.03 billion euros, broken down as follows: 54% from the business in Spain and Portugal, 15% from Europe and 31% from Latin America.

What's more, in relation to the interests of ENDESA shareholders, the Company boasts a far stronger track record in profitability than Gas Natural. In the last six years, ENDESA shares have gained an average of 7.5% p.a., vs. 5% by the broader Ibex 35 index. The total return including dividends in this period was 77.4%.

ENDESA is also still the Spanish electric utility that pays the highest dividend. Dividend per share for the Company rose from Euro 0.12 in 1988 to Euro
0.74 in 2004, implying a CAGR of 12%. The payout in 2005 was 57%.

In short, given the excellent results in 2005 and the upbeat prospects for 2006, the Company estimates that EBITDA will surpass Euro 7.5 billion and net ordinary profit Euro 2.2bn in 2009. These figures mean exceeding the strategic targets presented to the markets.

These results underscore ENDESA's ability to provide shareholders with a total return via dividends of more than Euro 7 billion over five years and that its standalone business project will provide them more medium- and long-term value than what the takeover bids made for the Company recognise.

Mr. Miranda highlighted in this regard that the Company's Board of Directors has still not spoken about the value which, in its opinion, the Company currently has, but that if the same multiples applied to Iberdrola or Union FENOSA in transactions either put forward or carried out over the last few years or other yardsticks for these types of estimates were applied to ENDESA, it would be worth more -in some cases considerably- than Euro 30 per share.













         For additional information please contact Alvaro Perez de Lema,
                    North America Investor Relations Office,
                            Telephone # 212 750 7200
                              http://www.endesa.es


* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ENDESA, S.A.

Dated: April 3rd , 2006                          By: /s/ Alvaro Perez de Lema
                                                     --------------------------
                                                 Name: Alvaro Perez de Lema
                                                 Title: Manager of North America
                                                        Investor Relations